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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           TODD SHIPYARDS CORPORATION
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   889039103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                MICHAEL G. MARSH
                         SECRETARY AND GENERAL COUNSEL
                           TODD SHIPYARDS CORPORATION
                          1801 SIXTEENTH AVENUE, S.W.
                           SEATTLE, WASHINGTON 98134
                                 (206) 442-8501
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
               COMMUNICATIONS ON BEHALF OF THE FILING PERSON(S))

                            ------------------------

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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
                 $33,000,000                                     $6,600.00
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

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 4,000,000 shares of common stock at the maximum tender offer price of $8.25 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:     NOT APPLICABLE.      FILING PARTY:  NOT APPLICABLE.
FORM OR REGISTRATION NO.:   NOT APPLICABLE.      DATE FILED:    NOT APPLICABLE.

[ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer                  [ ]  going private transaction
   subject to Rule 14d-1                          subject to Rule 13e-3
[X]  issuer tender offer                       [ ]  amendment to Schedule 13D
     subject to Rule 13e-4                        under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

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This Tender Offer Statement on Schedule TO relates to the offer by Todd
Shipyards Corporation ("Todd"), a Delaware corporation, to purchase shares of its common stock, $0.01 par value per share. Todd is offering to purchase up to 4,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $8.25 nor less than $7.00 per share, net to the seller in cash, without interest. Todd's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 28, 2001 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and
(a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)(i)    Offer to Purchase.
(a)(1)(ii)   Letter of Transmittal.
(a)(1)(iii)  Notice of Guaranteed Delivery.
(a)(1)(iv)   Instruction Letter for use by participants in Todd's 401(K)
             Savings Investment Plan.
(a)(1)(v)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(2)       Not applicable.
(a)(3)       Not applicable.
(a)(4)       Not applicable.
(a)(5)(i)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
(a)(5)(ii)   Letter to shareholders from Stephen G. Welch, President and
             Chief Executive Officer of Todd, dated June 28, 2001.
(a)(5)(iii)  Summary Advertisement dated June 28, 2001.
(a)(5)(iv)   Press Release dated June 28, 2001.
(b)          Not applicable.
(d)          Not applicable.
(g)          Not applicable.
(h)          Not applicable.

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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TODD SHIPYARDS CORPORATION

                                          By: /s/ STEPHEN G. WELCH
                                            ------------------------------------
                                            Name: Stephen G. Welch
                                            Title: President and Chief Executive
                                              Officer

Dated: June 28, 2001

                                 EXHIBIT INDEX

EXHIBIT NUMBER                          DESCRIPTION
--------------                          -----------
99.(a)(1)(i)    Offer to Purchase.
99.(a)(1)(ii)   Letter of Transmittal.
99.(a)(1)(iii)  Notice of Guaranteed Delivery.
99.(a)(1)(iv)   Instruction Letter for use by participants in Todd's 401(K)
                Savings Investment Plan.
99.(a)(1)(v)    Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.
99.(a)(5)(i)    Letter to Clients for use by Brokers, Dealers, Commercial
                Banks, Trust Companies and Other Nominees.
99.(a)(5)(ii)   Letter to shareholders from Stephen Welch, President and
                Chief Executive Officer of
                Todd, dated June 28, 2001.
99.(a)(5)(iii)  Summary Advertisement dated June 28, 2001.
99.(a)(5)(iv)   Press Release dated June 28, 2001.